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July 11, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Heather Percival
Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	InMode Ltd. Draft Registration Statement on Form F-1 Submitted June 28, 2019 CIK No. 0001742692

Dear Ms. Percival and Mr. Mancuso:

This letter is being furnished on behalf of InMode Ltd. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated July 9, 2019, to Moshe Mizrahy, Chief Executive Officer of the Company.

The text of the Staff’s comments has been included in this letter below in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby publicly filing the Registration Statement on Form F-1 (the “Registration Statement”) with the Commission. The Registration Statement has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. We have enclosed a courtesy package, which includes four copies of the Registration Statement, two of which have been marked to show changes from the Company’s prior submission.

1.	We note your disclosure that approximately 9% of your revenues for the three months ended March 31, 2019 were derived from the sale of consumables and extended warranties. Please show us how this percentage is consistent with the information regarding contract liabilities in the table in Note 9 on page F-47, which appears to indicate that $3.284 million plus an additional amount due to new contracts issued during the period was recognized as part of the $30.552 million total revenue during the period.

The Company advises the Staff that the $3.284 million of revenue recognized during the three months ended March 31, 2019 (as indicated in Note 9 on page F-47 of the Registration Statement) includes approximately $0.8 million derived from extended warranties and approximately $2.5 million derived from the recognition of product sales for which the Company previously received in advance from customers. The amount of $0.8 million, plus an additional amount due to new contracts issued during the period and revenues derived from the sale of consumables during the period, represent approximately 9% of the Company’s revenues during the three months ended March 31, 2019, as disclosed on page 53 of the Registration Statement. The Company has revised the Registration Statement on pages 64, F-13 and F-32 to clarify that deferred revenues from extended warranties are not the only element included in contract liabilities.

2.	Please reconcile your revisions in the last paragraph of this section with the requirement of Form 20-F Item 6.B.2.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 113 to comply with the requirement.

If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Brian Hirshberg at (212) 506-2176. Thank you for your assistance.

Sincerely,

Anna T. Pinedo

Mayer Brown LLP

cc:	Brian D. Hirshberg

Mayer Brown LLP

Moshe Mizrahy

Yair Malca

InMode Ltd.

Nathan Ajiashvili

Latham & Watkins LLP